Almaden Shareholders Approve Spinout of Almadex Minerals Limited and Re-Elect Directors

VANCOUVER, BC -- (Marketwired - June 19, 2015) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce shareholders at its Annual General and Special Meeting of shareholders held yesterday in Vancouver have voted 99.7% in favour of approving the spin-out of Almadex Minerals Limited ("Almadex").

Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement ("Plan of Arrangement"), for each existing share of Almaden held as at the closing date of the Plan of Arrangement, one "new" share of Almaden and 0.6 of a share of Almadex.

Almadex will hold the following key assets:

--  a 100% interest in the El Cobre Project in Mexico;
--  a portfolio of 21 other exploration projects;
--  a 2% NSR royalty on the Tuligtic Property in Mexico, which hosts the
    Company's Ixtaca discovery;
--  a portfolio of 21 additional NSR royalties on exploration projects in
    Mexico, Canada and United States identified through Almaden's past prospect generator activities;
--  equity holdings in several publicly-listed companies;
--  1,597 ounces of gold bullion; and
--  approximately $3,000,000 in cash.

The Tuligtic property will remain in Almaden. Pursuant to the Plan of Arrangement, holders of outstanding Almaden warrants ("Warrants") will receive, in exchange for each Warrant, one Almaden replacement warrant and 0.6 Almadex warrants, with the exercise prices of the Almaden replacement warrants and the Almadex warrants to be set on a basis established by the proportional market value of the two companies after completion of the Arrangement, as more fully described in the related Management Information Circular (the "Circular"). Holders of Almaden options will be treated in the same manner.

The spin-out transaction remains subject to final court approval and acceptance from the Toronto Stock Exchange and the TSX Venture Exchange ("TSXV").

Applications have been submitted to the TSXV for the listing of the common shares of Almadex under the trading symbol "AMZ", sometime following the completion of the Plan of Arrangement. Listing of the common shares of Almadex is subject to approval by the TSXV. Almadex will not be listed on the NYSE MKT.

The Company will provide further guidance on the anticipated effective date of the Plan of Arrangement and any listing of the common shares of Almadex on the TSXV.

In addition, Almaden is pleased to announce the re-election of its directors at today's shareholder meeting. The percentages of votes "for" and "withheld" for each director are as follows:

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      Nominee             Percentage of Votes For    Percentage of Votes
                                                           Withheld
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      Mark T. Brown                96.40                                3.60
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      Gerald G. Carlson            99.88                                0.12
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      John (Jack) McCleary         99.47                                0.53
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      Joseph Montgomery            99.88                                0.12
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      Duane Poliquin               99.04                                0.96
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      Morgan Poliquin              99.04                                0.96
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      William J. Worrall           97.25                                2.75
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In addition to the re-election of directors, shareholders re-appointed Deloitte LLP, Chartered Accountants, as auditors for the Company for the ensuing year, set the number of directors at 7 for the ensuing year, and approved the Company's advance notice policy. A total of 16,315,980 votes were cast at the meeting.

Detailed results of the voting on all matters at the Meeting are set forth in the Report of Voting Results filed on SEDAR at www.sedar.com. Please refer to the Almaden news release dated May 15, 2015 and information circular dated May 15, 2015 for more detailed information, available on the Company's website at http://www.almadenminerals.com and on SEDAR at http://www.sedar.com.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden's business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden's share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but are not limited to, statements with respect to completion of the proposed strategic reorganization, the availability of working capital for both Almaden and Spinco, obtaining court and TSX approval of the proposed strategic reorganization, the listing of Spinco shares on the TSXV, and the timing for completing the proposed strategic reorganization. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Spinco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of the Company not obtaining court or stock exchange approval to proceed with the proposed strategic reorganization, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Spinco in a manner not anticipated by the Company, risks related to international operations, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Ltd.
ph: 604.689.7644
email: info@almadenminerals.com
www.almadenminerals.com